Exhibit (a)(1)(x)

February 5, 2007

Special Committee of the Board of Directors of ElkCorp

c/o Mark Gordon, Esq.

Wachtell Lipton Rosen & Katz

51 West 52nd Street

New York, NY  10019

Ladies and Gentlemen:

                Although we are pleased that you have declared our $43.50 offer superior to the $42 Carlyle proposal, we regret Elk has not yet chosen - apparently based on the pending Dallas litigation concerning the Carlyle breakup fee - to terminate the Carlyle agreement, accept BMCA’s offer, and enter into our merger agreement.  While BMCA reluctantly acceded to the Court’s request to extend the time of the offer, this request was prompted by the positions of Elk and Carlyle which operate essentially to hold the transaction hostage to the resolution of the issues surrounding the breakup fee.

                By way of background, Elk’s current agreement with Carlyle calls for the payment of a $29 million breakup fee when terminated.  As a result of a shareholder lawsuit, a Dallas County Court has restricted payment of that fee pending a hearing on its legality.  While we believe that this shareholder litigation would not have otherwise been permitted to impede the completion of the BMCA transaction, unfortunately both Carlyle and Elk took the surprising position in the Dallas Court last Friday that if the $29 million is not paid directly to Carlyle, rather than placed in escrow as the Court suggested, the Elk-Carlyle agreement cannot be terminated.

                As we discussed with your legal counsel, the most expeditious way to bring this transaction to a close would be to pay the $29 million (which we have agreed to reimburse) into escrow so that, when and if the Court deems it payable, it can be paid immediately to Carlyle.  Having discharged Elk’s obligations under the Carlyle agreement to the fullest extent permitted by law and given Carlyle certainty that any amount legally payable to them will be paid - and how can Carlyle be entitled to anything more! - you can successfully terminate your agreement with Carlyle and accept our pending offer.  From Carlyle’s standpoint, we cannot believe that they would intentionally harm Elk shareholders and employees by needlessly delaying a process that they have essentially dropped out of after being assured that they will be paid when and if the fee is approved by the Court.

                Elk as well cannot think it beneficial for its shareholders that a Court’s review of a breakup fee associated with a clearly inferior offer operate to freeze the lower offer in place and prevent shareholders from accepting a superior proposal.    That is why we find the Elk position on the breakup fee so surprising.  While there is a hearing in Dallas this Friday, as you know, we encourage you, with the Court’s blessing, to follow through with our recommendation now, move forward to terminate your agreement with Carlyle, and enter into our merger agreement without respect to the ultimate breakup fee determination.

Sincerely,

Robert B. Tafaro
President and Chief Executive Officer

cc:           Mr. Thomas D. Karol, CEO

                Mr. Lee Lebrun, UBS